December 23, 2021

VIA EDGAR

Office of Real Estate & Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Babette Cooper, Wilson Lee, Austin Wood and Maryse Mills-Apenteng

Re:	Yellowstone Acquisition Co., Preliminary Proxy Statement on Schedule 14A, Filed October 22, 2021 as Amended on November 30, 2021, File No. 001-39648

Ladies and Gentlemen:

On behalf of Yellowstone Acquisition Co. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) a revised Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). The Proxy Statement has been revised to reflect the Company’s responses to the comment letter to the Proxy Statement received on December 17, 2021 from the staff of the Division of Corporation Finance (the “Staff”) of the Commission, and to reflect certain other changes.

To assist your review, we have retyped the text of the Staff’s comments in bold below. Capitalized terms used in our responses below that are not otherwise defined have the meanings ascribed to them in the revised Proxy Statement.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Risks Factors

Sky's rental income will initially be concentrated within a small number of tenants..., page 56

1. We note your response to comment 12 on page 56 and reissue the comment. Please identify by name Sky's two largest tenants.

Response: The names of the two current largest tenants has now been included.

Risks Relating to YAC

Directors of YAC have potential conflicts of interest in recommending..., page 63

2. We note your revised disclosure in response to comment 3. For clarity, please also disclose both here and under Questions and Answers in the Summary section the total investment amount, in the aggregate, that the Sponsor and its affiliates have at risk.

Response: The requested disclosure has been provided both on page 40 and page 64 of Amendment No. 2.

Proposal No. 1 — The Business Combination Proposal, page 98

3. We note your response to comment 16 and your amended disclosure regarding the analysis of the CBRE study on page 126. Please revise to provide a brief discussion of the material conclusions and assumptions reached by the CBRE study.

Response: A brief discussion of the material conclusions and assumptions is now provided at pages 126-127.

U.S. Securities and Exchange Commission

December 23, 2021

Certain Projected Financial Information of Sky, page 131

4. We note your revisions in response to comment 15. Please expand your disclosure to explain the basis of the projections beyond year three and tell us whether the forecasts reflect more than simple assumptions about growth rates. Disclose whether the projections are in line with the historic operating trends of Sky and indicate whether the dollar amounts in the tabular presentation are denoted in millions or otherwise. In addition, please explain the bases for the following assumptions:

• The Projections assume a rapid leasing of the hangars to be built by Sky.

• Sky believes it will be able to make a compelling case to private jet owners to lease its facilities.

• The Projections also assume tenants will desire to enter into rental arrangements for longer periods of five to ten years and the gradual increase in rental rates based upon expected continued high demand for Sky’s facilities.

• Sky believes that prospective tenants will be willing to switch from an FBO to a home-based rental model.

Response: The expanded disclosure requested is now provided at pages 133-134.

Other Information About SHG Corporation, page 151

5. We note your revisions in response to comment 19. Please revise your statement that you "may be dependent" to include a clear statement that you are currently dependent on two tenants.

Response: The revision requested is now found at page 171.

Beneficial Ownership of Securities, page 198

6. You indicate in your response to comment 23 that the Schedule 13G filings for five entities listed in the table do not disclose the individual with voting power over the securities. Please revise your beneficial ownership table to identify the natural persons identified in the ownership schedules or advise.

Response: Yellowstone Acquisition Company believes it has complied with the requirements of Regulation SK Item 403.  In particular, as permitted by the instructions to Item 403, it has relied on Schedule 13G filings by its public stockholders.  Other than in situations  where an individual was a co-filer of the Schedule 13G (in which case the individual is also listed in the beneficial ownership table), Yellowstone Acquisition Company does not have knowledge of the individuals with voting power over the securities or an ability to obtain this information.

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 781-719-9803 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Neil H. Aronson

Neil H. Aronson